Morgan, Lewis & Bockius LLP 1400 Page Mill Road Palo Alto, CA 94304 Tel. +1.650.843.4000 Fax: +1.650.843.4001 www.morganlewis.com Albert Lung Partner +1.650.843.7263 Albert.lung@morganlewis.com

February 9, 2024
VIA EDGAR AS CORRESPONDENCE
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention:        Juan Grana
                     Jane Park

Re:	SeaStar Medical Holding Corporation
Registration Statement on Form S-3
Filed January 24, 2024
File No. 333-276675

To Whom It May Concern:
On behalf of SeaStar Medical Holding Corporation, a Delaware corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated February 2, 2024 (the “Comment Letter”), relating to the above-referenced filing of the Company’s Registration Statement on Form S-3.

Set forth below are the Company’s response to the Staff’s comments. The response set forth below is based upon information provided by the Company, which we have not independently verified. For the convenience of the Staff, the response contained herein utilizes the numbering of the comments and the heading used in the Comment Letter, and the text of the Staff’s comments is reproduced in italics below. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1 to Form S-3 (the “Form S-3”).

Registration Statement on Form S-3

General

1.
Please revise your cover page and summary to disclose that your common stock is currently subject to delisting procedures by Nasdaq for failing to comply with the minimum market value of listed securities and minimum bid price requirements set forth in Nasdaq

Listing Rules 5550(b)(2) and 555(a)(2), respectively. Please also disclose the risks of a potential delisting of your common stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 4-5 of the Form S-3 accordingly.

2.
We note that the Second Amendment to the Securities Purchase Agreement filed as Exhibit 10.7 states that "[c]ommencing after the Second Closing Date...the Purchaser may, in its sole and absolute discretion, purchase the Securities on an Additional Closing Date" and that "the Purchaser shall have no obligation to purchase any additional Securities except for the Initial Funding." We also note your disclosure that you expect to complete the seventh Additional closing within two business days of the filing of this registration statement. Generally, securities issued in a private transaction may not be registered for resale until after the private placement is completed. In this regard, we note that 3i does not appear to be irrevocably bound to purchase the securities. Please provide your analysis regarding how registration of those securities is appropriate. For guidance, refer to Securities Act Sections Compliance & Disclosure Interpretation 139.11.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the seventh Additional Closing occurred on January 24, 2024 and the Company has revised the disclosure on the cover page of the Form S-3 accordingly. Given that the seventh Additional Closing has already occurred and the Notes and Warrants were issued to the Selling Securityholder pursuant to a valid exemption under Section 4(2) of the Securities Act, it is appropriate for the Company to register shares issuable upon the conversion of such Notes and the exercise of such Warrants under a resale registration statement on Form S-3, and such registration is consistent with the guidance under Compliance & Disclosure Interpretation 139.11.

*   *   *   *   *  *
If the Staff has any questions or comments regarding the foregoing, please contact the undersigned by telephone at (650)843-7263 or via email at albert.lung@morganlewis.com.
Sincerely,
Morgan, Lewis & Bockius LLP

By:            /s/ Albert Lung
Name:       Albert Lung
cc: